

September 27, 2010

Michael Moore, President, CEO, Director
Superior Venture Corporation
1937 E. Mineral Avenue
Centennial, Colorado 80122

> **Re: Superior Venture Corporation**
> **Registration Statement on Form S-1**
> **Filed July 16, 2010**
> **File No. 333-168136**

Dear Mr. Moore:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed September 13, 2010

Summary

1.   Please reconcile the disclosure that you plan to offer 2 varietals during the next 12 months with the disclosure that you hope to begin sales nine months following the placement of the offering. We note that the offering will last for up to six months. In addition, we partially reissue comment three of our letter dated August 4, 2010. We continue to note the reference in the summary to beginning sales nine months following the placement of the offering. Please clarify whether this refers to the commencement of the offering or the completion of the offering. Such disclosure was not revised as indicated in your supplemental response.

2.   We reissue comment four of our letter dated August 4, 2010. We continue to note statements that appear to be promotional in nature. Please remove such disclosure or provide the basis for the statements. For instance, please provide the basis for your estimate in the first risk factor that by the third quarter of operations "revenue will support the expense [of hiring additional employees]."

Risk Factors

3.   We reissue comment five of our letter dated August 4, 2010. Please add a separate risk factor discussing the going concern raised by the independent public accountant.

Use of Proceeds, page 13

4.   We reissue comment seven of our letter dated August 4, 2010. Please discuss in greater detail what you mean by "changing needs of the business" and "market opportunities." Again, the company may reserve the right to change the use of proceeds, provided such reservation is due to certain contingencies that are discussed specifically. See Instruction 7 to Item 504 of Regulation S-K and revise your disclosure accordingly. Please revise similar disclosure in the Plan of Operations section.

Description of Our Business, page 19

5.   We reissue comment nine of our letter dated August 4, 2010. Please reconcile the disclosure in the summary and in the business overview that your business plan is to "produce" and sell wine varietals with the disclosure on page 19 where you refer to growers and wineries that you have identified that you hope will produce your wine.

6.   We note your revised disclosure in response to comment ten of our letter dated August 4, 2010 and we partially reissue the comment. Please provide a more detailed discussion of your proposed products. Please further discuss in greater detail your proposed methods of distribution. For instance, it is unclear how the president will pursue word-of-mouth, small local distributors, and developed business relationships in the Denver and surrounding areas.

Industry Analysis, page 20

7.   We note your revised disclosure in response to comment 11 of our letter dated August 4, 2010. Please revise the citation you provide here and where appropriate, as there appears to be a typographical error. We are unable to locate the website page listed. Please further revise to clarify whether the citations you provide pertain to all industry statements included. If they do not, please provide the source(s) of such information. As a non-exclusive example, we note the statement that wine consumption rose 3.8% to 268.1 million 9-liter cases in the early and mid 2000's. This would also include statistical information found throughout the business section. In addition, please cite to the specific reports from the www.strategyr.com website to which you have cited information. Lastly, please provide us supplementally with a copy of each source of information cited throughout the prospectus, as previously requested.

Marketing, page 21

8.   We note your revised disclosure in response to comment 12 of our letter dated August 4, 2010. Please revise to clarify whether the citation you provide pertains to all statistical and factual information included in your Target Market Segmentation section. If this is not the case, please provide the source(s) for such statements. As a non-exclusive example, we note the statement, "[t]he third specific target market of Superior Venture is women, because *they have historically purchased 64% of all table wines*." (emphasis added) Furthermore, please revise your citation to more clearly disclose where to find the information. In this regard, we note that the website provided takes the reader to an archive page rather than an article.

9.   We partially reissue comment 13 of our letter dated August 4, 2010. However, we note that references to "a variety of target market specific marketing strategies" have not been removed from your prospectus. Please discuss in greater detail this strategy, including how your marketing strategy is different from the competition, or remove these statements as they would appear promotional in nature.

Sales Strategy, page 22

10.   We reissue comment 16 of our letter dated August 4, 2010. Please be more specific with respect to how much time Mr. Moore expects to spend running the company's marketing campaign. In addition, revise your prospectus to incorporate this response.

Financial Statements, page 27

11.   Please note the updating requirements for your financial statements as set forth in Rule 8-08 of Regulation S-X.

Directors, Executive Officers, Promoters and Control Persons, page 40

12.   We partially reissue comment 23 of our letter dated August 4, 2010. Please revise your disclosure to incorporate your supplemental response addressing the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Moore should serve as a director of the company. See Item 401(e)(1) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jamie Kessel at (202) 551-3737 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Clifford J. Hunt, Esq.
        FAX: (727) 471-0447